Invest in Vlogmi Corporation

A Social Media App based ENTIRELY around Genuine and Authentic Content



VLOGMI.COM DENVER CO

Software | Technology | Entertainment | App | Social Impact

Why you may want to invest in us...

1. We believe Vlogmi can have genuine impact on millions of people's digital wellbeing & mental health
2. Our Celebrity Shareholders have a combined social reach of 35 million + people worldwide
3. Receive an ultra exclusive Founders Verified Badge ✓ on your Vlogmi profile
4. Legitimately influence the success of Vlogmi through giving us feedback during our private Beta

Why investors ❤ us

WE'VE RAISED $29,945 SINCE OUR FOUNDING



I like the narrative. It fills a gap in the market for a different type of social media platform. The leadership team is passionate and the Chairman is a serial entrepreneur who piloted not 1 but 2 companies to IPO.

I am impressed by the idea but also the strategic partnership they have already secured. I believe this could take off as they secure more of such partnerships. It's their secret sauce which separates them from the rest

This company has the ability to be a winner

Derren Joseph Tax Consultant

LEAD INVESTOR | INVESTING $3,000 THIS ROUND



Luke is a phenomenal founder and visionary. Vlogmi provides the right context to allow for social media to have a healthy container. I am a coach, trainer, mental health advocate and have seen the negative effect that social media has had on so many kids.... I don't we can eliminate social media, however, VLOGMI will provide the vehicle for the engagement to be healthy bringing down the social anxiety associated with not being thin enough, pretty or handsome enough and to become authentic while connected. I have known Luke his whole life, we are close family friends. His journey to transcend his own anxiety, depression and negative experiences with social media led him to be inspired to... read more

Katherine Winter-Sellery ⭐

SEE MORE

Our team



Luke Thorssen
Founder and CEO
Social media consultant for multiple industry leaders; corporate, showbiz and esports. Previously: Original founding team member that built largest

independent record label in the Philippines. Top 35 Under 35 Game Changing CEOs in Esports nominee



LeRoy Thorssen
Founder and COO
Former Founder and Marketing Director of Flexifill Bulk Solutions Ltd. Experience in Operations Automation and Management. Scrum master. Previously: Web Development at DIRTT.net



Rafaella Thorssen
Founder and VP Design
Manager of the graphics team, developed the UI/UX and app architecture of Vlogmi. Creator of the Vlogmi Bible, a compilation of over 400 app UI screens and written descriptions for every feature, function, and button.

SEE MORE

In the news

Vlogmi's Fight Against Fake News: "The Social Dilemma"

One of the most pressing issues in today's society is the rampant spread of fake news. People online aren't prone to fact-check a headline before sharing it to their friends and family. When they see a catchy, click-bait

January 2, 2020 @ digitaljournal.com

Coping With Covid: The Vlogmi Team in Quarantine

The Covid-19 pandemic has impacted businesses around the world, many of which have been struck negatively due to the quarantine and social distancing measures. This has been an ongoing obstacle for

December 7, 2020 @ openpr.com

The Rise Of Behind-The-Scenes Content And Why Vlogmi Might Just Become The Next Big Social Media...

The way people share information has transformed with the rise of social media. It has created a unique platform for people to connect and exchange ideas that have proven very useful to individuals, businesses,

July 31, 2020 @ medium.com

21-Year-Old Luke Thorssen Combats Destructive Mental Health Effects of Social Media with His New App: VLOGMI

New Harvard study suggests routine social media usage can actually be beneficial to your digital well-being and mental health, here's how. Filipino/Canadian entrepreneur (Global Top 35 Under 35 Game

February 12, 2020 @ abnewswire.com

Downloads

- Vlogmi Burn Rate - DEC2020.pdf
- MONETIZATION REPORT - DEC 2020.pdf
- Everything you need to know - Crowdfunding Wefunder.pdf
- VLOGMI WEFUNDER DECK - Vlogmi Corporation.pdf

A Social Media App that ACTUALLY CARES about your Mental Health



> *Note: Be sure to check out the attached materials above if you would like to know more about our* **Monetization Plans**, **Marketing Strategy**, **Burn Rate**, **Competitors**, *and more.*

In a Nutshell: Our Story

When our founder Luke Thorssen began to notice the negative effects social media was having on his mental health, he decided to figure out a better way to stay connected with friends and family.


Luke Thorssen on why he created Vlogmi
Watch later
Share

While coming up with an idea for a new school project, Luke saw a growing trend with in-the-moment content, particularly with Snapchat's brand new *story* feature. He liked the idea of seeing a snapshot of his friends' everyday life, but he wanted to be able to go back to these posts on any day instead of them deleting after 24 hours never to be seen again.

Luke took it upon himself to develop his own Social Media App; one that he could see himself using everyday. So after a lot of research and a quick domain purchase, Vlogmi was born.

What is Vlogmi?


A DAY IN THE LIFE
COCKTAIL TIME
BALI2019
CLICKBAIT

Vlogmi's revamped mock-ups designed by VF Design, Rafaella Thorssen; note: not representative of final product

Vlogmi Corporation is a family owned tech startup developing a brand new social media platform based entirely around the concept of sharing genuine, authentic, and original content in daily "story-like" compilation posts called Vlogs.

Check out the video above to see our Founder and Chief Executive Officer, Luke Thorssen, open up about what Vlogmi is, how it relates to his personal life, and his vision for the future.

> *"I can't even remember a time when I wasn't on social media. It's really important for us to change the way that we use it so that social media has a positive impact on our digital wellbeing and mental health."*
>
> *-Luke Thorssen, Founder & CEO Vlogmi*

Social Media and Mental Health

Vlogmi is a platform based on genuineness and authenticity. While platforms like Instagram focus on disingenuous content and obsessing over "picture perfect" posts, Vlogmi will effectively make social media a healthier place by promoting and regulating genuine and authentic content.


Vlogmi Demo Video
Watch later
Share

Content on Vlogmi will primarily consist of *Story-like* posts called **Vlogs**. Vlogmi combats the issue of fake/unrealistic content by promoting the idea of original and unfiltered content. To achieve this, users will only be able to post pictures and videos taken within the app, rather than uploading from their camera roll or other sources. This feature alone removes all reposts, and edited posts from the platform. As Vlogmi focuses more on the everyday lives of the user base and keeping up to date with loved ones, it is very likely that it will provide users with an increase in digital well-being, while rewarding users for routine use of the app.

> *"[R]outine social media use—for example, using social media as part of everyday routine and responding to content that others share—is positively associated with all three health outcomes (social well-being, positive mental health, and self-rated health)."*
>
> *-Mesfin Awoke Bekalu, research scientist, Harvard T.H. Chan School of Public Health*

Is social media bad? No. But as it becomes more integral to the way we relate with others, it is important that we acknowledge its potential harm so we can make conscious efforts to avoid the pitfalls. Digital wellbeing is a term that refers to creating healthy tech habits – whether it be through unplugging often or improving focus. Vlogmi will allow some of this pressure to be alleviated and help users to become a part of a more inclusive environment where everyone is sharing raw and real content.

The Rise of Behind-the-Scenes Content

Vlogmi takes advantage of the immense popularity of the "Story" feature seen on many current social media's, implementing it as our main type of content. We also plan to implement livestreaming in the near future, which will allow our users to get a true, uncut look into the lives of the people they follow.



Around the time Luke dreamt up Vlogmi, he was also a creator on YouTube, amassing over 1.5 million total combined views

Behind the scenes or live videos let the audience get a glimpse of what's going on behind the scenes. It allows for increased credibility and humanization of personalities and brands that seem so distant in the minds of viewers.

Vlogmi **Vlogs** provide a personal and natural form of communication due to the authenticity and realness of what it portrays. Every day, people prefer to share more real-life moments, behind-the-scenes, and unedited content. These stories are far more effective at eliciting emotions than the standard edited posts – joy, anger, happiness, hate.

Meet the Team

We are siblings. We live together, work together, and depend on one another. We can drive each other crazy every now and then, but our differing perspectives and the fact that we consistently challenge each other is what makes us such a great team. We keep each other in check!



Vlogmi's Wefunder Application Video
Watch later
Share

Luke Thorsson, *Founder and Chief Executive Officer*

Luke Thorssen, *Founder and Chief Executive Officer*
Luke is an online content creator, social media influencer and millennial marketing specialist with over 9 years experience in content development and several in marketing. Victor Cui, CEO of ONE championship, nominated Luke for the "Global Top 35 Under 35 Game Changing CEO's in Esports". In 2017-2018 Luke was working as CCO of the popular Filipino record label "Careless Music Manila" (now the #1 independent record label in the Philippines), developing content and doing social media marketing and consulting for the artists.

LeRoy Thorssen, *Co-Founder and Chief Operations Officer*
LeRoy is a young entrepreneur and international traveller. As the young Marketing Director of Flexifill Bulk Solutions Ltd. LeRoy developed their corporate website and marketing portfolio. In 2011, he was a member of the Marketing Department of DIRTT Environmental Solutions Ltd., redesigning and editing web pages for the company's website. In 2014, LeRoy moved to Victoria, BC, where he co-owned and managed the Mayflower Caffe. While travelling through Europe, LeRoy worked as a bartender in London. His job also entailed designing new menus, creating promotional materials, and managing the company's social media pages. As COO, LeRoy oversees managing and coordinating the tightly scheduled work of the development team and guiding the administration of Vlogmi Corporation.

Rafaella Thorssen, *Co-Founder and Vice President Design*
Rafaella studied at a multimedia arts school as well as graduated from an accountancy/business management course. She is also a TEFL certified teacher of English. At Adapt Architectural Solutions, Rafaella created marketing materials and communication templates for the company's clients. She previously was an intern at a local NGO to support students and educators in lower income areas, creating marketing materials for the company along with event planning. Rafaella has also worked with many volunteer and charity causes/events in recent years, helping out in anything from graphic design to managing a team. As Vlogmi's Vice President Design, Rafaella has developed and documented the *Vlogmi Bible* that guides our development team. Rafaella and her graphics team have established the branding and created all the finished graphics for the app's screens and icons.



Vlogmi

From left to right: LeRoy (Co-Founder & COO), Rafaella (Co-Founder & VP Design), Luke (Founder & CEO)

The Competitive Landscape

What is the size of the competition and who are the main players in the space?
Although Facebook's monthly active user count breaks new highs globally, it has lost market share for several years in the USA. Starting from nearly 70% dominance, now this number has dropped to 36.64%.*

This is seemingly because people are diversifying their social media use to other apps.



Most popular social networks worldwide as of October 2020, ranked by number of active users (in millions)
Facebook
2 701
YouTube*
2 000
WhatsApp
2 000
Facebook Messenger*
1 300
Weixin / WeChat
1 206
Instagram**
1 158
TikTok
689
QQ
648
Douyin
600
Sina Weibo
523
QZone
517
Snapchat**
433
Reddit
430
Kuaishou
430
Pinterest
416
Telegram
400
Twitter**
353
Quora
300
Sources
Additional Information:



Most popular social networks worldwide as of July 2020, ranked by number of active users(in millions) - Statista.com

**Sources: Dreamgrow; Statista*

So, what does this tell us?
Even though major corporations like Facebook and TikTok have massive audiences that continue to grow day by day, there is always room for a new player to join the game. Vlogmi doesn't need to STEAL users from Instagram (at least initially), because studies show that users are happy to use both. We don't expect people to delete their other social accounts when they download Vlogmi, although that may eventually happen organically over time.

Case Studies:



COMPETITIVE LANDSCAPE

TRILLER
USER-BASE
- Over 26.5 million users (monthly average)
- More than 75 million total users
- Over 300% month-over-month growth
- Very high app usage time
  - 20 min. average retention
  - 3 times a day login average for users
  - Over an hour of app usage daily for creators

FUNDING
Total funding amount: $37.5 Million

- SEED: $4.5 Million - May 1, 2016
  Lowercase Capital, Matt Mazzeo
- SERIES A: $5 Million - February 7, 2018
  Carnegie Technologies
- SERIES B: $28 Million - October 23, 2019
  Ash Pournouri, Mahi De Silva, Proxima Media

CELEBRITY INVESTORS
- Snoop Dogg
- The Weeknd
- Marshmello
- Lil Wayne
- Juice Wrld
- Baron Davis
- Tyga
- T.I.
- Jake Paul
- Young Thug
- Kendrick Lamar
- Troy Carter (+more)

TRILLER VS TIKTOK

TRILLER 26.5M Active Monthly | 75M Total

DISCOVER PAGE
Leaderboards, Categorized genre charts, Trending hashtags, Promoted campaigns.

A.I DEPLOYMENT
Analyze biometric movements of a video and adapt them to the beat of the song.

VIDEO EDITING
A.I-based, Slow Motion/Fast Motion, Overlays, Text.

MUSIC
Can only listen to full songs, Can use music that is in Triller, Apple Music, or Spotify.

TIKTOK 800M Active Monthly | 1.5B Total

DISCOVER PAGE
Trending hashtags, Promoted campaigns.

A.I DEPLOYMENT
Analyzes users' interests and preferences through engagement and display a personalized content feed to each user.

VIDEO EDITING
User based, Range of effects, speeds, overlays, etc. Ability to add text in specific parts of the clips.

MUSIC
Can only listen to 15 seconds of a song, Can only use music that is ingested in the app in videos.

COMPETITIVE LANDSCAPE CONT.

HOUSEPARTY
USER-BASE
- Total March 2020 Houseparty downloads estimated at 17.2 million [Sensor Tower]
- Average Houseparty monthly downloads June 2019 - February 2020 at 650,000
- Houseparty reported 1 million daily active users as of December 2016. By September 2017, this had increased to 20 million Houseparty users.

FUNDING
Total funding amount: $70.2 Million

- ANGEL: $300,000 - January, 2013
- SEED: $200,000 - April, 2013
- SERIES A: $3.7 Million - February 12, 2014
- SERIES B: $14 Million - March 27, 2015
- SERIES C: $52 Million - December 9, 2016

Houseparty is funded by 31 investors. The most recent are **ALEPH** and **SEQUOIA CAPITAL**.

COVID-19
Epic, however, could not foresee the global COVID-19 outbreak of 2020. With people restricted to their own homes, apps which served to facilitate video communication became hot property. Houseparty, like Zoom, was the app to which people turned in their droves.
App Annie stats quoted in the Financial Times show that the app was **downloaded 2 million times in the week commencing 16 March 2020.** This compares to 130,000 weekly downloads one month prior.

MORE INFORMATION
- Epic Games announced it was acquiring Houseparty in June 2019, for an undisclosed sum.
- As a private company, then as a subsidiary of Epic Games, it is difficult to find concrete revenue statistics for Houseparty.
- March 2020 Houseparty revenue from in-app purchases estimated at $155,000 [Sensor Tower]
- With users confined to their homes in a bid to stem the spread of infections, Houseparty - along with Zoom - became one of the apps embraced by separated friends and family to stay in touch.

From our Everything You Need To Know - Crowdfunding Report; check out the attached document for more info

How did we get to our valuation?

We put a lot of time and research into the social media space, and particularly into how we compare ourselves to other platforms; established and brand new. After several raises, we believe our pre-money valuation of US$4,959,000 is accurate and fair. In fact, in most cases we are several million dollars lower than competing start-ups. We don't need to be greedy, nor do we want to be. Below is a quick breakdown of our competitors and their valuations:



VALUATION COMPARISON

SOCIAL MEDIA & INTERNET
STARTUP VALUATIONS

ESTABLISHED

HOUSEPARTY	N/A (SEE NEXT PAGE)
MINDS	$15 MILLION
RIVER	$10.4M RAISED (TO DATE)
TRILLER	$1.25 BILLION
DISPO	$4M RAISED (SEED)
CAFFEINE	$600 MILLION
CLUBHOUSE	$100 MILLION
RYLO	$120 MILLION
PULL STRING	$30M (ACQUIRED: APPLE)
NEXT DOOR	$5 BILLION

CROWDFUNDING

STARTENGINE.COM

CYBER DIVE	$17.1 MILLION
FANBASE	$20 MILLION
STREAMLYTICS	$20 MILLION

WEFUNDER.COM

SIRCLES	$11 MILLION
WILDEYE	$3.2 - 6.5 MILLION
AUDIOBRIDGE	$7.5 MILLION

VALUATION COMPARISON

CLUBHOUSE
VALUATION: $100 MILLION – MAY 2020
USERBASE: 1,500 USERS – MAY 2020
FUNDING HISTORY: $12 MILLION (ANDREESSEN HOROWITZ)

TRILLER
VALUATION: $130 MILLION – OCTOBER 2019
$1.25 BILLION – AUGUST 2020
USERBASE: OCTOBER 2019
- 13 MILLION (MONTHLY ACTIVE USERS)
- 60 MILLION (TOTAL APP DOWNLOADS)

AUGUST 2020
- 64 MILLION (MONTHLY ACTIVE USERS)
- 250 MILLION (TOTAL APP DOWNLOADS)

FUNDING HISTORY: $4.5 MILLION – JUNE 2015 (SEED)
$5 MILLION – FEBRUARY 2018 (SERIES A)
$28 MILLION – OCTOBER 2019 (SERIES B)

HOUSEPARTY
FUNDING HISTORY: $300 THOUSAND – JANUARY 2013 (ANGEL)
$200 THOUSAND – APRIL 2013 (SEED)
$3.7 MILLION – FEBRUARY 2014 (SERIES A)
$14 MILLION – MARCH 2015 (SERIES B)
$52 MILLION – DECEMBER 2016 (SERIES C)
ACQUIRED BY EPIC GAMES – JUNE 2019

So, what's the plan?

Even though Vlogmi will be available worldwide on release, we will focus our advertising efforts in lower-cost areas to maximize the amount of installs we get per dollar. Once we tackle the lower-cost geographical locations, we will focus on accumulating and growing our North American user base.





Luke being swarmed during our Thorssen family charity program, "Ice Cream 4 Kids," where we handed out thousands of Dilly Bars to kids living in Manila slums; Click the photo to read the Manila Times article written about the whole project; Lower Bicutan, Philippines

A huge benefit of having lived in Southeast Asia for over 4 years is how aware we became of the global market. North America is absolutely our primary focus to develop a loyal user base, it is just not our first. By promoting in areas of a lower cost, we can grow our user base significantly. So, by the time we start heavily moving our promotional and advertising efforts to North America, we will already seem like a "giant" in the industry. With this strategy, we will have a major upper hand against other competing startups in this space by having credibility and a large active user base on Vlogmi.


JAN 2020
SOCIAL MEDIA BEHAVIOURS
DETAILS OF HOW INTERNET USERS AGED 16 TO 64 ENGAGE WITH SOCIAL MEDIA
THE PHILIPPINES
VISITED OR USED A SOCIAL NETWORK OR MESSAGING SERVICE IN THE PAST MONTH*
ACTIVELY ENGAGED WITH OR CONTRIBUTED TO SOCIAL MEDIA IN THE PAST MONTH
AVERAGE AMOUNT OF TIME PER DAY SPENT USING SOCIAL MEDIA
AVERAGE NUMBER OF SOCIAL MEDIA ACCOUNTS PER INTERNET USER*
PERCENTAGE OF INTERNET USERS WHO USE SOCIAL MEDIA FOR WORK PURPOSES
100%
93%
3H 53M
9.9
60%
42
we are social
Hootsuite

Philippines has the highest Daily Time Spent Using Social Media in the world at 3 hours 53 minutes (compared to the worldwide average of 2 hours 24 minutes), and is ranked 6th for Average Number of Social Media Accounts per Internet User at 9.9; source: Hootsuite, Digital 2020

PHILIPPINES

Launching in the Philippines will allow us to build a very Americanized and English user base on Vlogmi. The cost of advertising and click-through-rate in the Philippines is significantly more cash-efficient than any other place with a substantial English speaking audience.

INDIA

Next for us is the giant population of India. Focusing on capturing everyday users, as well as fans of Bollywood stars. With TikTok being banned in India, it is a primary target of ours as there is a large gap in the market for an app like Vlogmi.

BRAZIL

In 2021, there will be over 145 million social media users in Brazil. With such a large population using the internet and social media, and a very low cost of advertising to them, this makes Brazil a perfect market for Vlogmi to tap into.


JAN 2020
DAILY TIME SPENT USING SOCIAL MEDIA
AVERAGE DAILY TIME (IN HOURS AND MINUTES) THAT INTERNET USERS AGED 16 TO 64 SPEND USING SOCIAL MEDIA ON ANY DEVICE
PHILIPPINES 03:53
COLOMBIA 03:45
BRAZIL 03:31
NIGERIA 03:30
INDONESIA 03:26
MEXICO 03:25
KENYA 03:23
ARGENTINA 03:11
SOUTH AFRICA 03:10
SAUDI ARABIA 03:02
GHANA 03:01
EGYPT 02:57
U.A.E. 02:57
THAILAND 02:55
TURKEY 02:51
MALAYSIA 02:45
RUSSIA 02:26
MOROCCO 02:25
INDIA 02:24
WORLDWIDE 02:24
VIETNAM 02:22
ROMANIA 02:13
CHINA 02:12
SINGAPORE 02:08
PORTUGAL 02:04
U.S.A. 02:03
ISRAEL 02:02
POLAND 02:00
TAIWAN 02:00
HONG KONG 01:57
ITALY 01:57
SPAIN 01:51
CANADA 01:49
IRELAND 01:49
SWEDEN 01:48
NEW ZEALAND 01:45
AUSTRALIA 01:44
FRANCE 01:42
U.K. 01:42
BELGIUM 01:36
DENMARK 01:33
AUSTRIA 01:20
GERMANY 01:19
NETHERLANDS 01:19
SWITZERLAND 01:18
SOUTH KOREA 01:13
JAPAN 00:45
92
we are social
Hootsuite

Brazil is ranked 3rd in the world for Daily Time Spent Using Social Media, just behind Philippines and Colombia; source: Hootsuite, Digital 2020

This does not mean that we won't be promoting in any other areas; we will just be advertising primarily in the target market of focus. Vlogmi will be available for download Worldwide on launch. You can check out a more detailed rundown of our marketing strategies in the attached documents.

How do we make money?

Even though in-app ads are the most obvious and simple way to monetize Vlogmi, they are one of the most effective ways of monetizing any mobile app. There are a few key types of in-app mobile advertising commonly used today:



Native
Interstitial
Banner
In-stream video
Rewarded video

Vlogmi will initially not support advertising on day one. Our goal is to reach a significant number of users prior to introducing advertising. This will help with retention of users by providing the best possible user experience. Once we have a solid dedicated userbase, we will introduce support for Native Ads that will fit seamlessly with the main concept design and appear within the app as its natural element. However, we plan to phase out this form of advertising once we finish development of our proprietary monetization technology called *Support Creator*.

The issue with the types of advertising mentioned above is that they can take away from the overall user experience. No one wants a whole bunch of ads getting in-between them and the people they follow. And, although Vlogmi will actively take steps to make our advertising as unobtrusive as possible, these types of advertising will always be somewhat of a nuisance.



INTERSTITIAL ADS →
← BANNERS AND DISPLAY ADS
FIGHT!!
GCash
Instagram
CuriosityStream
Install Now
Semi "non-intrusive" banner advertisement on game. Banner is clickable and advertisers pay more per click than per view.
← NATIVE ADS
These advertisements are much less intrusive to users, as the advertisement is so seamless it feels like it is a part of the app. Native ads perform significantly better than banner/display ads.

SUPPORT CREATOR

Our *Support Creator* feature is our breakthrough proprietary technology that we believe will revolutionize Social Media monetization. This feature will allow users to support their favourite creators without having to spend a dime. They can do this by watching/playing (engaging) with *Incentivized Ads*. Incentivized Ads are **OPT-IN** advertisements that give a reward to the user after the advertisement is completed. The ads can be 30 second videos, or even interactive mini games. We will reveal more information about the Support Creator feature later this year!

> *Learn more about our monetization strategies and projections in our attached Monetization report above, including how we will use Sponsored Filters and our breakthrough proprietary feature, Support Creator.*

Become a Founder Today!

When you invest in Vlogmi, you get first dibs on your username via our **Exclusive Pre-Launch Beta**, a luxury that only ever comes at the beginning of any platform's lifecycle. Other perks include:

- Exclusive access to our Pre-Launch Beta

- Electronic Souvenir Share Certificate sent to your email ($250+)

- Limited Edition Vlogmi Dog Tag ($500+)

- Founders Verified Badge ($1,000+)

- 5% Share Bonus ($2,500+)

- Invitation to a lunch cruise with the founders ($5,000+)

But, our favorite has to be the highly exclusive **Founders Verified Badge**




FOUNDER

Designed to not devalue the iconic "**Verified**" checkmark, we created the "**Founder**" checkmark.

Looking identical to the "verified badge" with the original Vlogmi gradient colors, only a **select number of users will ever** have access to this one-time-ever badge.


Crowdfunding Application Bloopers
Watch later
Share
Vlogmi

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are developing Vlogmi, a new social media app that combats the issues of fake/unrealistic content seen on other social media platforms by pushing originality and genuineness. For sharing your daily life, without beauty filters, promoting imperfections as a positive rather than a negative. Vlogmi is focused on improving users' mental health and digital wellbeing by encouraging genuine, authentic and original content. No photoshop, no reposts, no fake news.

Where will your company be in 5 years?

Our app will have at least 50M users. The word Vlogmi will become a verb and be part of the average social media user's vocabulary (eg. tweet, Band-Aid, Kleenex). Vlogmi will be the go-to app for sharing behind-the-scenes content allowing users to express their authentic and unvarnished selves. We hope to have created an exit for our shareholders. Our proprietary monetization platform will be the new standard for social media and influencers. These projections are not guaranteed.

Why did you choose this idea?

Today's social platforms have negative effects on their users digital wellbeing. Our vision is to pave the way for a healthier, more inclusive social media. We want to set an example for current and future platforms to follow by proving that social media can put user health first and still have the ability to go mainstream and make a real change.

How far along are you? What's your biggest obstacle?

The majority of the backend and server side development is already completed, and we are currently working on the MVP for iOS, with full time Android development to begin as soon as the budget allows. We aim to release both versions of the app at the same time, and we already have rough prototypes completed. Aside from the app, we have an incredible amount of materials that range from our marketing strategy, to monetization, to full comparisons with competing companies. We have provided many of these documents in our application. Our biggest obstacle, like with so many others, is lack of sufficient funds. We have everything in place to finish developing Vlogmi within a 4 month timeframe so long as we have the necessary funds to do so.

Who competes with you? What do you understand that they don't?

Unlike Facebook, Instagram, Twitter, and TikTok, Vlogmi has been created to put users first. We are concerned about the impact social media has on our mental health, and we want to build a community that we ourselves want to be a part of. While today's established social media's are often seen as "bad guys", Vlogmi will be a platform users can feel good about. Genuine, authentic and real content is up next, and we are at the forefront. On the flip side, competing start-ups with similar maturity to Vlogmi are potential competitors. Our edge over them is our massive reach of tens of millions of fans through our celebrity shareholders; a fanbase that fits perfectly our target demographic and one that we have plenty of experience with.

How will you make money?

We will monetize the app through built in advertisements, geo-filters, sponsored AR filters, and Vlogmi's proprietary "support creator" feature which has been developed in-house and has not been seen or used on any social media platform before. This feature can be expanded on, but alone, we know this feature is the future of monetization of social media platforms.

We also plan to use incentivized ads, which are designed to create a positive feeling for customers, as they get rewarded after finishing a specific action.

The estimated revenue per user for all ad types is $5.53/user.

1M users = $22M/year
10M users = $220M/year

These projections are not guaranteed. More about our plans in our monetization report attached.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The reality is, when it comes to the social media space, with a platform like Vlogmi, they will either make it big and be incredibly successful, or not at all. There isn't really any in-between. We truly believe that we are capable of taking Vlogmi all the way to that viral status of 1 million, 10 million, and even 50 million active users in the next several years. What we really need to look out for is not how do we initially get users, but how do we keep them on the app. How to keep our users active, engaging in content, using our app routinely to keep up with their favorite influencers and staying in touch with their friends and family. An app with 1 million downloads means nothing if no one is actively using it.

What does a post look like on Vlogmi compared to other social media apps?

Content on Vlogmi will primarily consist of Story-like posts that will be called Vlogs. Vlogmi combats the issue of fake/unrealistic content by encouraging the idea of original and unfiltered content.

To regulate this, users will only be able to post pictures and videos taken within the app, rather than uploading from their camera roll or other sources. This feature alone removes all reposts, and edited posts from the platform. As Vlogmi focuses more on the everyday lives of the user base and keeping up to date with loved ones, it will likely have a positive impact on our users mental health and digital well-being.

What area of "pain" or unmet need does your product and technology address?

Current social media platforms have a reputation for being insincere, giving users (especially young users) unrealistic expectations of "what life should look like". Established platforms such as; Facebook, Instagram, Twitter and TikTok are filled with creators seemingly living "perfect" lives:

- Instagram models, influencers and bodybuilders with perfect bodies

- Photoshop, edited and at the very least selected content.

- Travel bloggers traveling the world, visiting five-star resorts, dining at the best restaurants, etc.

Vlogmi's solution:
Vlogmi focuses on authentic and unvarnished content, promoting imperfections as a positive. Because you can only post pictures and videos from Vlogmi's in-app camera, there is no Photoshop, no professional editing, no photo selection. Just real, authentic, original content.

Is it something your target users absolutely need to have? Why?

Vlogmi ABSOLUTELY needs to be on every phone of each individual in our target user base; as well as their friends and family. Here are some reasons why we all need Vlogmi:

- Unlike the "Story" feature on most social media apps, Vlogmi Vlogs do not disappear after 24-hours. Users on Vlogmi are able to stay up-to-date with who they are following without daily use. You will never miss a post or livestream!

- Vlogmi has no reposts, so you will always be seeing fresh, new and original content!

What is the size of the competition and who are the main players in the space?

Although Facebook's monthly active user count breaks new highs globally, it has lost market share for several years in the USA. Starting from nearly 70% dominance, now this number has dropped to 36.64%*. This is seemingly because people are diversifying their social
media use to other apps.

*Source: Dreamgrow